April 9, 2020

Charles Barrantes
Chief Financial Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

       Re: General Finance Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed September 12, 2019
           File No. 1-32845

Dear Mr. Barrantes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services